UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Sustainability Report (2025)

1. Name of Report	2025 POSCO HOLDINGS Sustainability Report

2. Verification Agency	KPMG Samjong Accounting Corp.

3. Writing Standards

This report was prepared in accordance with the GRI (Global Reporting Initiative) Standards: Core option, the SASB (Sustainability Accounting Standards Board) industry classification system and the TCFD (Task Force on Climate-related Financial Disclosures) recommendations.

For financial information, it has been prepared based on the Korean International Financial Reporting Standards (K-IFRS).

4. Place for Filing	POSCO Holdings Website : https://www.posco-inc.com:4453/poscoinc/v3/eng/esg/s91e4000400c.jsp

5. Details

POSCO Holdings ‘2025 Sustainable Management Report’, reflects the commitment, strategies, and performance of sustainable management and ESG management of the company.

Part 1

•

CEO Message

•

Corporate Overview

•

Key Businesses

•

Business Portfolio Strategy

•

Global Business Network

•

Management Guidelines

•

Risk Management

Part 2

•

Board of Directors

•

ESG Strategic Framework

•

ESG Governance Framework

•

Double Materiality Assessment

•

Material Topics

•

General Topics

Part 3.

•

Fact Book

•

Policy Book

•

Reporting Index

•

Assurance Report

6. Date of Filing(Verification)	July 10, 2026 (Seoul Time)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 10, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President